UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated September 11, 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is hereby incorporated by reference into Registration Statements on Form S-8 (Files Nos. 333-215535, 333-172921, 333-172920, 333-172919, 333-168020, 333-165591, 333-158155, 333-158154, 333-149631, 333-137354, 333-125075, 333-108833, 333-81564 and 333-92220) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

This Report on Form 6-K comprises the following:

Exhibit 99.1	Press Release of ING Groep N.V.: Koos Timmermans to step down as CFO and member of the Executive Board of ING Group, dated September 11, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

Date: September 11, 2018	By:	/s/ Raymond Vermeulen
	Name:	Raymond Vermeulen
	Title:	Head of Media Relations

	By:	/s/ Cornelis Blokbergen
	Name:	Cornelis Blokbergen
	Title:	Head Corporate Legal Department